April 22, 2013

VIA EDGAR TRANSMISSION

Michelle Roberts

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Ms. Roberts:

On February 8, 2013, Northern Lights Variable Trust (the "Registrant"), on behalf of its series, Even Keel Premium Income Fund (the "Portfolio"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on March 12, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General:

Comment 1.  Please confirm supplementally that all bracketed or blank information will be filled in and all exhibits will be provided in a subsequent amendment.

Response.  The Registrant so confirms.

Comment 2. Please explain supplementally what “Even Keel” in the name of the Portfolio means.

Response. The adviser has confirmed to the Registrant that the name “Even Keel” is intended to mean calm or steady in this context.

Prospectus:

Fund Summary

Comment 3.  In the first paragraph of the principal investment strategies, it states that the Portfolio may invest in S&P 500 buy/write ETFs. Please revise the disclosure to explain what these are.

Response.  The Registrant has revised the disclosure to add the parenthetical below:

“(vii) S&P 500 buy/write ETFs (S&P 500 ETFs that use a covered call strategy)…”

Comment 4.  In the first paragraph of the principal investment strategies, it states that the Portfolio “will engage in short selling.”  Please consider revising the disclosure to say that the Portfolio “will short sell.”

Response. The Registrant revised the disclosure as requested:

“The Portfolio will  short sell these securities and also hold cash positions.”

Comment 5. In Principal Investment Risks, please revise the derivatives risk disclosure to only include the types of derivatives in which the Portfolio will invest and add additional information regarding leverage risk and liquidity risk.

Response.  The Registrant has revised the disclosure as requested:

“Derivatives Risk.  Even a small investment in derivatives (which include options, futures and other transactions) may give rise to leverage risk (which can increase volatility and magnify the Portfolio’s potential for loss), and can have a significant impact on the Portfolio's performance.  Derivatives are also subject to credit risk (the counterparty may default) and liquidity risk (the Portfolio may not be able to sell the security or otherwise exit the contract in a timely manner).”

Comment 6.  In Principal Investment Risks, please consider adding “for investors to evaluate” to the end of the risk for Limited History of Operations.

Response. The Registrant has revised the disclosure as requested.

Comment 7.  In Performance, please remove the reference to prior performance of similar accounts.

Response.  The Registrant has removed the sentence requested.

Additional Information About Principal Investment Strategies and Related Risks

Comment 8.  In Adviser’s Investment Strategies and Investment Process, please add a sentence to the end of the second paragraph that says, “There is no assurance that the Portfolio will meet its investment objective.”

Response. The Registrant has added the sentence requested.

Comment 9.  In Adviser’s Investment Strategies and Investment Process, please explain what the Portfolio means by “volatility” in the second sentence of the second paragraph where it says that the goal is to keep the volatility of the Portfolio from significantly exceeding 8%.

Response.  The Adviser has confirmed to the Registrant that “volatility” means the variability of the Portfolio’s returns over a given period as measured by the annualized standard deviation of returns.  The Registrant has revised the disclosure as shown below:

“In addition, the adviser uses a proprietary risk management strategy, the Milliman Protection Strategy®, in an effort to manage risk within the Portfolio.  The goal of the Milliman Protection Strategy® is to keep the variability of the returns of the Portfolio, as measured by the annualized standard deviation of returns, from significantly exceeding 8% for an extended period of time.  In addition, the Milliman Protection Strategy attempts to reduce capital losses in the Portfolio during periods of significant market declines.  There is no assurance that the Portfolio will meet its investment objective.”

Comment 10. In the third paragraph of Adviser’s Investment Strategies and Investment Process, it mentions the Milliman Protection Strategy. If this is a formal model, please add a risk related to the model to Principal Investment Risks.

Response. The Milliman Protection Strategy is a formal model, so Management Risk was modified to include the strategy.

“Management Risk.  Your investment in the Portfolio varies with the effectiveness of the adviser’s research, analysis and asset allocation among portfolio securities.  The adviser's judgments about the attractiveness, value and potential appreciation of particular security or derivative in which the Portfolio invests or sells short may prove to be incorrect and may not produce the desired results. The adviser's portfolio protection strategy may not effectively protect the Portfolio from market declines and will limit the Portfolio's participation in market gains.”

How to Purchase and Redeem Shares

Comment 11.  In the first paragraph where it says that the main difference between classes is ongoing fees, please revise the disclosure to explain what these differences are.

Response.  The Registrant has revised the disclosure as shown below:

 “Share Classes:  This Prospectus describes two classes of shares offered by the Portfolio: Class 1 and Class 2.  The Portfolio offers these two classes of shares so that you can choose the class that best suits your investment needs.  The main difference between each class is ongoing fees.  Class 1 shares include an annual fee of up to 0.25% of average net assets to compensate the Distributor for the provision of account maintenance and/or distribution services to shareholders, whereas Class 2 shares do not assess a distribution and/or shareholder servicing fee.  For information on ongoing distribution fees, see Distribution Fees on page [__] of this Prospectus.  Each class of shares in the Portfolio represents interest in the same portfolio of investments in the Portfolio.”

SAI:

Comment 12. In Other Service Providers – Compliance Services, please provide the substantive provisions of the consulting agreement, including the compensation structure.

Response. The Registrant has revised the disclosure as follows:

“Northern Lights Compliance Services, LLC (“NLCS”), 17605 Wright Street, Omaha, NE 68130,  an affiliate of GFS and the Distributor, provides a Chief Compliance Officer to the Trust as well as related compliance services pursuant to a consulting agreement between NLCS and the Trust.  The Portfolio pays a compliance service fee to NLCS. NLCS’s compliance services consist primarily of reviewing and assessing the policies and procedures of the Trust and its service providers pertaining to compliance with applicable federal securities laws, including Rule 38a-1 under the 1940 Act.  For the compliance services rendered to the Portfolio, the Portfolio pays NLCS a one-time fee of $2,500, plus an annual fee, based on Portfolio assets, ranging from $13,500 (net assets of $50 million or less) to $31,500 (net assets over $1 billion).  The Portfolio also pays NLCS for any out-of-pocket expenses.”

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP